Exhibit 99.1

FinVolution Group Reports Second Quarter 2020 Unaudited Financial Results

SHANGHAI, August 25, 2020 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial and Operational Highlights

•	Net revenue increased by 10.3% to RMB1,810.5 million (US$256.3 million) for the second quarter of 2020, from RMB1,641.9 million in the same period of 2019.

•	Operating profit was RMB567.2 million (US$80.3 million) for the second quarter of 2020, representing a decrease of 26.1% from RMB767.6 million in the same period of 2019.

•

Non-GAAP adjusted operating profit[1], which excludes share-based compensation expenses before tax, was RMB575.9 million (US$81.5 million) for the second quarter of 2020, representing a decrease of 26.1% from RMB779.4 million in the same period of 2019.

•	Cumulative registered users[2] reached approximately 110.4 million as of June 30, 2020.

•	Cumulative number of borrowers[3] was approximately 18.4 million as of June 30, 2020.

•	Number of unique borrowers[4] was approximately 1.6 million for the second quarter of 2020, representing a decrease of 55.1% compared to 3.5 million in the same period of 2019.

•	Loan origination volume[5] was approximately RMB13.1 billion for the second quarter of 2020, representing a decrease of 39.2% compared to 21.6 billion in the same period of 2019.

•	Repeat borrowing rate[6] was 92.4% for the second quarter of 2020, representing an increase of 20.3% compared to 76.8% in the same period of 2019.

•	Average loan size[7] was RMB 3,867 for the second quarter of 2020, representing an increase of 27.7% compared to RMB 3,029 in the same period of 2019.

•	Average loan tenure[8] was 8.3 months for the second quarter of 2020.

[1]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.
[2]	On a cumulative basis, number of users registered on our platform in Mainland China as of June 30, 2020.
[3]	On a cumulative basis, number of borrowers whose loans were funded in Mainland China on or prior to June 30, 2020.
[4]	Represents the total number of borrowers in Mainland China whose loans on our platform were facilitated during the period presented.
[5]	Represents the loan origination volume facilitated in Mainland China during the period presented.
[6]	Represents the percentage of loan volume generated by repeat borrowers in Mainland China who have successfully borrowed on our platform before.
[7]	Represents the average loan size on our platform in Mainland China during the period presented.
[8]	Represents the average loan tenure period on our platform in Mainland China during the period presented.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “We are pleased to report healthy and solid results for the second quarter of 2020, thanks to the timely measures we adopted in response to the pandemic outbreak, the subsequent gradual economic recovery in China since the beginning of the second quarter, and our unwavering focus on comprehensive credit risk controls.

Encouragingly, our constant efforts in strengthening risk management have led to improvements in delinquency rates across the platform for newly facilitated loans. Coupled with our strategic efforts to serve better quality borrowers, our continuous investment in risk assessment technology like our Magic Mirror, the delinquency rates of our recent vintages are expected to be significantly lower than those in the past few years.

Our institutional funding partners have been supportive. Funding on our platform remains ample and funding cost continues to demonstrate gradual ongoing improvement. Going forward, we expect further decline in funding cost as we continue to focus on improving profitability.

As part of our strategy to leverage our technology capabilities to enable new businesses in the financial services industry, we recently launched LY Fortune, our new wealth management initiative. LY Fortune will leverage our technology, our growing relationships with financial institutions and our extensive experience and know-how in serving retail investors. We see tremendous opportunities in the technology-enabled wealth management market in China.

“With over a decade of proven operational track record in applying technology and innovation into financial solutions, and managing risk prudently, FinVolution is well positioned to navigate challenges and unlock the vast potential in China’s enormous consumer finance and fintech markets,” concluded Mr. Zhang.

Mr. Simon Ho, the Chief Financial Officer of FinVolution, commented, “In the second quarter, despite the continued challenging operating environment brought upon by the COVID-19, we delivered non-GAAP operating profit9 of RMB575.9 million representing an increase of 24.2% quarter-on-quarter, further demonstrating the sustained profitability of our core business model. Our balance sheet and liquidity remain strong with RMB3.4 billion of cash and short-term liquidity. Harnessing our strong technology, we are actively exploring and grasping new opportunities with further expanded and deepened relationships with business partners.”

[9]	Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

Second Quarter 2020 Financial Results

Net revenue for the second quarter of 2020 increased by 10.3% to RMB1,810.5 million (US$256.3 million) from RMB1,641.9 million in the same period of 2019, primarily due to the adoption of ASC 326. Before the adoption of ASC 326, gains or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance were recorded within expenses.

Loan facilitation service fees decreased by 56.9% to RMB404.7 million (US$57.3 million) for the second quarter of 2020 from RMB939.8 million in the same period of 2019, primarily due to the decline in loan origination volume and the decrease in the average rate of transaction fees.

Post-facilitation service fees decreased by 51.5% to RMB153.2 million (US$21.7 million) for the second quarter of 2020 from RMB315.8 million in the same period of 2019, primarily due to the decline in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB821.2 million (US$116.2 million) for the second quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the guarantee liabilities of quality assurance commitment are released as a revenue systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB333.2 million (US$47.2 million) for the second quarter of 2020, compared to RMB274.4 million in the same period of 2019, primarily due to increased interest income from the expansion in the outstanding loan balances of consolidated trusts.

Other revenue decreased by 12.3% to RMB98.2 million (US$13.9 million) for the second quarter of 2020 from RMB112.0 million in the same period of 2019, primarily due to a decrease in management fees from investment programs that invest in loans protected by the quality assurance fund. This was attributable to the winding down of the Company’s investment programs since the fourth quarter of 2019 as a result of the Company’s decision to discontinue offering online information intermediary service to individual investors.

Origination and servicing expenses decreased by 11.3% to RMB272.3 million (US$38.5 million) for the second quarter of 2020 from RMB307.0 million in the same period of 2019, primarily due to (i) a decrease in salaries and benefits as a result of a decrease in headcount, and (ii) a decrease in referral fees paid to third parties for successful loan originations as the volume of loans facilitated by the Company declined.

Sales and marketing expenses decreased by 69.0% to RMB66.7 million (US$9.4 million) for the second quarter of 2020 from RMB215.2 million in the same period of 2019, primarily due to the decrease in online customer acquisition expenses as a result of the decline in newly registered users on the Company’s platform.

Research and development expenses decreased by 17.9% at RMB83.4 million (US$11.8 million) for the second quarter of 2020, compared to RMB101.6 million in the same period of 2019, due to a more streamlined team in technology related departments.

General and administrative expenses remained relatively stable at RMB102.0 million (US$14.4 million) for the second quarter of 2020 compared to RMB102.6 million in the same period of 2019.

Provision for accounts receivables was RMB23.2 million (US$3.3 million) for the second quarter of 2020, compared with RMB68.3 million in the same period of 2019 as a result of the decline in loan origination volume.

Provision for loans receivables was RMB119.8 million (US$17.0 million) for the second quarter of 2020, compared with RMB79.6 million in the same period of 2019, primarily due to the adoption of ASC 326, which requires the Company to recognize the life time credit losses upon initial recognition and the increased number of consolidated trusts in the quarter.

Credit losses for quality assurance commitment were RMB575.8 million (US$81.5 million) for the second quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the expected credit losses of quality assurance commitment will be accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Operating profit decreased by 26.1% to RMB567.2 million (US$80.3 million) for the second quarter of 2020 from RMB767.6 million in the same period of 2019.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB575.9 million (US$81.5 million) for the second quarter of 2020, representing a decrease of 26.1% from RMB779.4 million in the same period of 2019.

Other income increased by 23.8% to RMB34.3 million (US$4.9 million) for the second quarter of 2020, from RMB27.7 million in the same period of 2019. For the second quarter of 2020, other income primarily consisted of government grants.

Income tax expenses were RMB147.5 million (US$20.9 million) for the second quarter of 2020, compared with RMB152.9 million in the same period of 2019, due to lower operating profit for the quarter and change in effective tax rate due to change in expected profits for the year among different subsidiaries with different tax rates.

Net profit was RMB454.0 million (US$64.3 million) for the second quarter of 2020, compared with RMB660.5 million in the same period of 2019.

Net profit attributable to ordinary shareholders of the Company was RMB456.7 million (US$64.6 million) for the second quarter of 2020, compared with RMB660.5 million in the same period of 2019.

As of June 30, 2020, the Company had cash and cash equivalents of RMB1,756.9 million (US$248.7 million) and short-term investments mainly in wealth management products of RMB1,625.4 million (US$230.1 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%

The following chart and table display the historical cumulative 30-day plus as of June 30, 2020 represent past due delinquency rates by loan origination vintage in Mainland China for all loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q1	1.51%	2.09%	2.71%	3.33%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	2.19%	3.01%	3.86%	4.56%	5.13%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%	6.99%	7.25%	7.43%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%	5.82%	6.44%	6.98%	7.34%	7.50%	7.52%
2019Q3	1.02%	2.16%	3.42%	4.55%	5.64%	6.45%	6.92%	7.13%
2019Q4	0.83%	2.07%	3.37%	4.45%	5.12%
2020Q1	0.81%	1.73%

Changes in Board of Directors

The Board of Directors of the Company (the “Board”) has approved the resignation of Mr. Ronald Cao, a member of the Board effective August 24, 2020. Mr. Ron Cao’s resignation was due to personal reasons.

Company’s Share Repurchase Update

The Company has repurchased approximately 15.1 million American depositary shares (“ADSs”) between May 2020 and August 24, 2020. As of August 24 2020, the Company has cumulatively deployed approximately US$111.0 million to repurchase its ADSs under the Company’s share repurchase program with a total authorized amount of up to US$120 million.

FinVolution Group’s Chairman Share Purchase Update

Mr. Shaofeng Gu, the Chairman and Chief Innovation Officer of the Company, has informed the Company on August 11, 2020 that he had continued to purchase in his personal capacity 1.46 million of the Company’s ADSs in the second quarter of 2020. The purchases were made during an open window period and in full compliance with all company and legal guidelines. As of June 30, 2020, Mr. Shaofeng Gu beneficially owned 412,257,375 ordinary shares, representing approximately 27.7% of beneficial ownership in the Company.

Business Outlook

As China gradually recovers from the aftermath of the COVID-19 outbreak, the Company has continued to experience improvements in delinquency trends for newly facilitated loans. The Company will continue to closely monitor the global development of the pandemic and remain agile in its business operations. The Company holds a cautiously optimistic view on its operations and expects its loan origination volume in the third quarter of 2020 to be in the range of RMB15 billion to RMB16 billion.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Regulations Update

On August 20, 2020, the Supreme People’s Court of China promulgated the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases10, or the Decisions, as effective on the same date, pursuant to which (i) the upper limit of interest rate for one-year private loan would be capped at four times that of the loan prime rate (“LPR”). Based on the latest LPR, the ceiling would be lowered to 15.4% from a range of 24% to 36% under a previous judicial interpretation in 2015. (ii) in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 15.4% per annum, the exceeding part will not be supported and enforceable in the PRC judicial system. (iii) and it does not apply to the disputes arising out of loans funded by financial institutions or its branches which are licensed by financial regulatory authorities. However, according to the Notice on Regulating and Rectifying “Cash Loan” Business promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, financial institutions cooperating with third parties to engage in lending businesses should comply with the judicial interpretations by the Supreme People’s Court of China regarding the upper limit of interest rates in private loans when calculating the annual borrowing cost charged to a borrower.

Substantially all of the institutional partners that the Company currently cooperates with on the platform for funding new loans origination are financial institutions licensed by financial regulatory authorities. Since the promulgation of the Decisions, the Company has made adjustments to cap the annualized total borrowing costs of newly originated loans charged to its borrowers on the platform within the permitted upper limit pursuant to the Decisions. As this will result in a general decline in the borrowing costs to borrowers on the platform, our business, results of operations and future growth may be subject to uncertainty.

[1][0]	For the complete text of the Decisions, please refer to http://www.court.gov.cn/fabu-xiangqing-249031.html.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 25, 2020 (8:00 PM Beijing/Hong Kong time on August 25, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 1, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10147268

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2020, the Company had over 110.4 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,324,542	1,756,946	248,680
Restricted cash	3,686,203	3,281,190	464,422
Short-term investments	114,560	1,625,442	230,066
Investments	952,833	953,951	135,023
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB809,503 and RMB523,175 as of December 31, 2019 and June 30, 2020, respectively	3,649,642	1,263,824	178,883
Intangible assets	64,280	96,780	13,698
Property, equipment and software, net	134,324	117,178	16,585
Loans receivable, net of credit loss allowance for loans receivable of RMB316,124 and RMB737,557 as of December 31, 2019 and June 30, 2020, respectively	4,808,252	3,567,038	504,881
Accounts receivable, net of credit loss allowance for accounts receivable of RMB145,699 and RMB325,975 as of December 31, 2019 and June 30, 2020, respectively	882,305	665,331	94,171
Deferred tax assets	129,740	420,263	59,484
Contract assets	20,555	—	—
Right of use assets	95,786	72,608	10,277
Prepaid expenses and other assets	1,391,023	1,098,386	155,468
Goodwill	50,411	50,411	7,135

Total assets	18,304,456	14,969,348	2,118,773

Liabilities and Shareholders’ Equity
Payable to platform customers	684,630	175,808	24,884
Quality assurance payable[1]	4,776,153	—	—
Deferred guarantee income[1]	—	1,202,741	170,237
Expected credit losses for quality assurance commitment[1]	—	2,110,438	298,713
Payroll and welfare payable	176,685	118,042	16,708
Taxes payable	128,298	127,703	18,075
Short-term borrowings	235,000	150,000	21,231
Funds payable to investors of consolidated trusts	3,660,483	2,853,244	403,850
Contract liability	55,728	10,188	1,442
Deferred tax liabilities	198,922	206,801	29,271
Accrued expenses and other liabilities	291,934	326,999	46,284
Leasing liabilities	85,143	62,203	8,804

Total liabilities	10,292,976	7,344,167	1,039,499

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,640,898	5,646,651	799,232
Treasury stock	(47,174)	(169,328)	(23,967)
Statutory reserves	317,198	317,198	44,896
Accumulated other comprehensive income	70,320	72,582	10,273
Retained Earnings	1,966,611	1,696,174	240,078

Total FinVolution Group shareholders’ equity	7,947,956	7,563,380	1,070,527

Non-controlling interest	63,524	61,801	8,747

Total shareholders’ equity	8,011,480	7,625,181	1,079,274

Total liabilities and shareholders’ equity	18,304,456	14,969,348	2,118,773

[1]

Upon adoption of ASC 326 on January 1, 2020, quality assurance payable is separated into deferred guarantee income (i.e. the unamortized ASC 460 component of guarantee) and expected credit losses for quality assurance commitment (i.e. CECL liability).

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	939,754	404,742	57,288	1,878,365	779,274	110,299
Post-facilitation service fees	315,793	153,155	21,678	623,871	335,860	47,538
Guarantee income[1]	—	821,175	116,230	—	1,971,455	279,041
Net interest income	274,371	333,157	47,155	444,908	648,115	91,735
Other Revenue	111,972	98,223	13,903	190,313	182,058	25,769

Net revenue	1,641,890	1,810,452	256,254	3,137,457	3,916,762	554,382

Operating expenses:
Origination and servicing expenses	(306,963)	(272,315)	(38,544)	(570,975)	(521,810)	(73,857)
Sales and marketing expenses	(215,213)	(66,743)	(9,447)	(359,395)	(157,949)	(22,356)
Research and development expenses	(101,562)	(83,394)	(11,804)	(189,283)	(170,953)	(24,197)
General and administrative expenses	(102,610)	(102,025)	(14,441)	(209,824)	(198,380)	(28,079)
Provision for accounts receivable	(68,349)	(23,248)	(3,291)	(128,710)	(56,396)	(7,982)
Provision for loans receivable	(79,624)	(119,776)	(16,953)	(116,854)	(415,712)	(58,840)
Credit losses for quality assurance commitment[1]	—	(575,782)	(81,497)	—	(1,372,621)	(194,282)

Total operating expenses	(874,321)	(1,243,283)	(175,977)	(1,575,041)	(2,893,821)	(409,593)

Operating profit	767,569	567,169	80,277	1,562,416	1,022,941	144,789

Other income (expenses)
Gain from quality assurance fund[1]	22,883	—	—	57,010	—	—
Realized gain (loss) from financial guarantee derivatives	2,582	—	—	(7,540)	—	—
Fair value change of financial guarantee derivatives	(7,424)	—	—	(8,207)	—	—
Other income, net	27,704	34,321	4,858	54,053	88,079	12,467

Profit before income tax expense	813,314	601,490	85,135	1,657,732	1,111,020	157,256
Income tax expenses	(152,852)	(147,479)	(20,874)	(294,152)	(236,647)	(33,495)

Net profit	660,462	454,011	64,261	1,363,580	874,373	123,761
Net profit (loss) attributable to non-controlling ,interest shareholders	(49)	(2,696)	(382)	(111)	(1,723)	(244)
Net profit attributable to FinVolution Group	660,511	456,707	64,643	1,363,691	876,096	124,005

Foreign currency translation adjustment, net of nil tax	13,812	(1,580)	(224)	(269)	2,262	320

Total comprehensive income attributable to FinVolution Group	674,323	455,127	64,419	1,363,422	878,358	124,325

Weighted average number of ordinary shares used in computing net income per share
Basic	1,533,957,777	1,513,856,060	1,513,856,060	1,513,972,147	1,518,587,011	1,518,587,011
Diluted	1,567,527,588	1,521,505,807	1,521,505,807	1,563,446,663	1,530,774,525	1,529,887,665
Income per share -Basic	0.43	0.30	0.04	0.90	0.58	0.08
Income per ADS-Basic	2.15	1.51	0.21	4.50	2.88	0.41
Income per share -Diluted	0.42	0.30	0.04	0.87	0.57	0.08
Income per ADS-Diluted	2.11	1.50	0.21	4.36	2.86	0.41

[1]

Before the adoption of ASC 326 on January 1, 2020, gain or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the release of ASC 460 component of guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance commitments (i.e. the recognition of CECL losses) was recorded within expenses.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	618,444	1,250,622	177,014	1,093,494	667,210	94,437
Net cash provided by/(used in) investing activities	(853,418)	46,622	6,599	(1,123,365)	(213,853)	(30,269)
Net cash provided by/(used in) financing activities	67,432	(1,002,044)	(141,830)	652,025	(1,432,830)	(202,805)
Effect of exchange rate changes on cash and cash equivalents	16,338	3,792	537	977	6,864	973
Net increase/(decrease) in cash, cash equivalent and restricted cash	(151,204)	298,992	42,320	623,131	(972,609)	(137,664)
Cash, cash equivalent and restricted cash at beginning of period	6,068,056	4,739,144	670,782	5,293,721	6,010,745	850,766
Cash, cash equivalent and restricted cash at end of period	5,916,852	5,038,136	713,102	5,916,852	5,038,136	713,102

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,641,890	1,810,452	256,254	3,137,457	3,916,762	554,382
Less: total operating expenses	(874,321)	(1,243,283)	(175,977)	(1,575,041)	(2,893,821)	(409,593)
Operating Profit	767,569	567,169	80,277	1,562,416	1,022,941	144,789
Add: share-based compensation expenses	11,815	8,708	1,233	23,937	16,729	2,368
Non-GAAP adjusted operating profit	779,384	575,877	81,510	1,586,353	1,039,670	147,157
Operating Margin	46.7%	31.3%	31.3%	49.8%	26.1%	26.1%
Non-GAAP operating margin	47.5%	31.8%	31.8%	50.6%	26.5%	26.5%